Exhibit 12.1

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Pre-tax income from continuing operations (1)	$82,900	$245,951	$270,716	$193,109	$290,770	$344,528
(Income) or loss from equity investees	522	864	(367)	(994)	(4,667)	(4,655)

Pre-tax income from continuing operations before (income) or loss from equity investees	83,422	246,815	270,349	192,115	286,103	339,873
Fixed charges	349,006	697,006	541,750	388,554	373,516	391,409
Distributed income of equity investees	—	—	780	1,532	3,935	4,064
Interest capitalized	(1,149)	(8,414)	(3,749)	(1,714)	(2,796)	(2,857)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	(214)	(246)
Income attributable to the noncontrolling interest in a partnership	(7,732)	(7,994)	(3,044)	(2,398)	(1,614)	(1,860)

Total earnings	$423,547	$927,413	$806,086	$578,089	$658,930	$730,383

Ratio of earnings to fixed charges (1)	1.21	1.33	1.49	1.49	1.76	1.87

(1)

Includes losses on early extinguishment of debt or exchanges of debt of $70.8 million for the six months ended June 30, 2012 and $45.9 million, $6.3 million and $18.2 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. The consolidated ratios of earnings to fixed charges, adjusted to exclude losses on early extinguishment of debt or exchanges of debt were 1.42 for the six months ended June 30, 2012 and 1.61, 1.78 and 1.91 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.